Exhibit 11 - Statement regarding  computation of net income per common share and common share equivalent.

                                             Three months ended
                                               June 30, 1996
(In thousands, except per share data)
Average shares outstanding                         5,243

Net effect of dilutive stock options,
  based on the treasury stock method                 113
                                                  ------
Total shares used in computation                   5,356
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Net income                                        $   35
                                                  ======

Net income per common share
  and common share equivalent                     $ 0.01
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